Exhibit 99.1

Kitov Pharmaceuticals Holdings Ltd. (the “Company”)

December 6, 2015

Israel Securities Authorities

www.isa.gov.il

Tel Aviv Stock Exchange Ltd.

www.tase.co.il

Re: Immediate Report

Regarding the calling of a Special General Meeting of the shareholders of the Company

1.	Convening a Meeting

The Company hereby announces that a special general meeting of the shareholders of the Company shall be convened on December 28, 2015, at 2:00 PM Israel time (hereinafter: the “Meeting”), at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv (hereinafter: the “Company Offices”).

2.	Agenda

Changing the Company’s reporting regime in accordance with U.S. securities laws

In light of the registration of the Company’s shares for trading on the NASDAQ Capital Market (hereinafter: “NASDAQ”), through ADRs (American Depository Receipts) Level III[1] which represent the ordinary shares of the Company, it is proposed to authorize the Company, subject to the receipt of the approval of the other securities holders of the Company, to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with U.S. securities regulations, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

It is clarified that with the transition to reporting in accordance with Chapter E3 of the Law as aforesaid, the Company will commence to report in parallel on MAGNA, the Israel Securities Authority distribution platform, those reports that it submits to the Securities and Exchange Commission (“SEC”).

The decision to transition from reporting under Chapter F of the Israeli Securities Law to reporting in accordance with U.S. securities laws, as aforesaid, is subject to the approval of the shareholders of the Company, as well as the approval of the other securities holders of the Company, each with the majority set forth in Section 4 of this report. It is noted that in tandem with the publication of this Notice of Meeting, the Company has approached the Israel Securities Authority with a request for an exemption from reporting under Chapter F of the Law, in accordance with Section 35XXXII(A1) of the Law.

Text of Proposed Resolution: To approve the Company to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with U.S. securities regulations, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

 1 For details see the immediate report of the Company from November 26, 2015 (Reference Number: 2015-01-164541).

3.	Record Date

In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”) anyone holding shares of the Company at the end of the trading day on Thursday, December 17, 2015 (hereinafter: the “Record Date”) shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Board of Directors, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership in accordance with the Companies’ Regulations (Proof of Ownership of A Share for the Purpose of Voting at the General Meeting), 5760-2000. A Proxy Letter held by a participant at the meeting which dated more than 12 months from the signature date shall be rendered invalid.

4.	The Required Majority

The required majority necessary to approve the matter on the agenda is as set forth in Section 35XXXII(c) of the Law, according to which, a simple majority of the shareholders, excluding the Company’s controlling shareholders, voting at the Meeting (not counting abstentions).

5.	Voting via Electronic Voting Slip

A shareholder not registered in the Company’s register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of the Registration Company) is also entitled to vote via Electronic Voting Slip which will be delivered to the Company via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968. Voting via Electronic Voting Slips will be allowed until 6 hours prior to the Meeting commencement.

6.	Adding Matters to the Agenda

Following publication of this Notice of Meeting, there could be changes to the agenda, including the addition of additional matters to the Agenda, and it is possible to review the updated agenda in the notices which will be published by the Company in the Distribution Site (as defined in Section 9 below). The request of a shareholder pursuant to Section 66(b) of the Companies Law to include a matter on the agenda of the General Meeting shall be delivered to the Company up to three days after the Notice of Meeting is published. Should such a request be delivered, it is possible that the matter will be added to the agenda and the details of such matter will be found at the Distribution Site.

7.	Quorum

The Meeting shall not be opened for discussions unless a legal quorum is present within a half hour of the time set for commencement of the Meeting. The legal quorum for convening the Meeting shall be when at least two shareholders are present in person or by proxy, representing at least 25% of the voting rights of the Company. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned to the next day, Tuesday, December 29, 2015, at the same place and time, or any other such time, if noted in the Notice of Meeting, and at the adjourned meeting only such matters on the agenda of the original meeting shall be presented. If at the adjourned meeting a legal quorum is not present within a half hour of the time set for commencement of the adjourned meeting, the adjourned meeting shall commence with any number of participants present.

8.	Company Representative for Matters in connection with this Immediate Report

The Company representative for matters in connection with this report is the General Counsel, Mr. Avraham Ben-Tzvi, Adv., of Azrieli Towers 1, Round Tower, 23rd Floor, Menachem Begin Street 132, Tel Aviv, Telephone: +972-(0)54-8679966, email Avraham@kitovpharma.com or fax: +972-(0)77-3180015.

9.	Review of documents

The shareholders of the Company can review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Azrieli Towers 1, Round Tower, 23rd Floor, Menachem Begin Street 132, Tel Aviv, Sunday through Thursday during regular working hours, by coordinating in advance by email Avraham@kitovpharma.com or Telephone: +972-(0)54-8679966, until the day of the Meeting. Furthermore, the Notice report can be viewed as on the MAGNA Distribution Site of the Israeli Securities Authority: www.magna.gov.il, (the “Distribution Site”) and on the website of the Tel Aviv Stock Exchange Ltd. www.tase.gov.il.

Sincerely,

Kitov Pharmaceuticals Holdings Ltd.

By: Simcha Rock, Director and CFO